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                                                                   EXHIBIT 4(iv)

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                            RAMSAY HEALTH CARE, INC.



                       1993 EMPLOYEE STOCK PURCHASE PLAN



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                             Brochure for Employees








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                             HIGHLIGHTS OF THE PLAN


               1.       Full-time employees of the Company and its subsidiaries
(a) who have been employed for six months or more by the Company or any subsidiary and (b) whose customary employment is more than 20 hours per week and more than five months in any calendar year (but excluding employees who own more than 5% of the total combined voting power or value of all classes of the Company's or any subsidiary's stock) are eligible to participate. Each eligible employee may elect to participate to the extent of up to 5% of each payment of compensation received or up to $5,000 in any 12 month period, whichever is less. The minimum deduction is $20 per month.

               2. The purpose of the Plan is to assist you in the purchase of Common Stock of the Company, which will be paid for by payroll deductions over successive six month periods.

               3. The purchase price of the Common Stock will be 85% of the last sale price per share of the Common Stock reported on the National Market System of the National Association of Securities Dealers Automated Quotation System on either of the first or the last day of the six month offering period, whichever is less. If there are no sales of the Common Stock on any such date, the purchase price shall be determined by reference to the average of the bid and asked prices per share on such date. The last day of each offering period is sometimes referred to herein as the Exercise Date.

              4. An employee may withdraw from the Plan during an offering period. If the effective date of notice of withdrawal is at least one business day prior to the Exercise Date, shares of Common Stock will not be purchased by the employee on such Exercise Date and all amounts deducted from the employee's compensation for the offering period will be refunded. If the effective date of such notice is an Exercise Date, shares of Common Stock will be purchased by the employee pursuant to the Plan. Payroll deductions from the employee's compensation will be discontinued as soon as practicable following the effective date of his notice of withdrawal. Whether an employee purchases the Common Stock or withdraws from the Plan, no interest will be paid on payroll deductions.
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                                                                              2
                                    THE PLAN


               With this brochure you will receive a Prospectus containing information about the Ramsay Health Care, Inc. 1993 Employee Stock Purchase Plan and the Company. In addition you will receive a copy of the Plan, the Rules of the Plan and a Stock Purchase Agreement. The offer to participate in the Plan is made only by the Prospectus.

               The Plan will permit employees to purchase the Company's Common Stock by payroll deductions. Stock purchases will be made in a series of six month offering periods, commencing on the first business day of the period in which the Company commences to make payroll deductions under the Plan and then on January 2 and July 1 of each year, with the last offering period ending on December 31, 2003. The first offering period will end on the next succeeding June 30 or December 31, except that if the first offering period would be less than three months, the first offering period will end instead on the December 31 or June 30 next succeeding such June 30 or December 31. If you are a full-time employee of the Company or any subsidiary as of the beginning of a six month offering period and you have worked for the Company or any subsidiary for six months or more, you are eligible to participate, unless you own more than 5% of the combined voting power or value of the Company's outstanding stock.

               Stock Purchase Agreements will be distributed to all eligible employees. The decision to join or not to join the Plan is entirely voluntary. If you decide to join the Plan, you must complete and return the Stock Purchase Agreement before the date designated by the Company for participation in the initial offering period or, otherwise, not less than ten business days before the first day of a subsequent six month offering period (Offering Date). A record of all transactions will be kept in a Stock Purchase Account which will be established in your name. No new enrollments will be accepted for a six month offering period during such offering period.

               The purchase price for each share of Common Stock will be an amount equal to 85% of the last sale price per share of Common Stock reported on the National Market System





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                                                                              3



of the National Association of Securities Dealers Automated Quotation System on either of the first or the last day of the six month offering period, whichever is less. If there are no sales of the Common Stock on any such date, the purchase price shall be determined by reference to the average of the bid and asked prices per share on such date.

               The illustration below shows how the purchase price is determined under the Plan. Assume that an offering period begins July 1 and ends December 31. Also assume that on July 1 the last sale price of the Common Stock was $10.00. On December 31 the last sale price was $11.00. The purchase price would be computed as follows:

                                   EXAMPLE 1

Last sale                         Last sale
July 1                            December 31                       Purchase Price
- ---------                         ------------                      --------------
 $10.00                               $11.00                        $8.50 (85% of $10.00)

               Payroll deductions will be made in accordance with your payroll period. The minimum deduction is $20 per month and the maximum deduction during a six month offering period is 5% of the aggregate payments of compensation you receive during such period. The maximum deduction during any 12 month period is $5,000. The deductions will begin in the first payroll period and continue through the last payroll period during the six months. You will be able to withdraw from the Plan at any time during an offering period and have any deductions under the Plan refunded to you. After you have withdrawn from the Plan, you may re-enter the Plan for any subsequent offering period by signing a new Stock Purchase Agreement. You are not able either to increase or decrease the amount of deductions within the six month offering period. If you do not withdraw from the Plan, you will purchase from the Company at the end of such offering period the maximum number of full shares of Common Stock, not to exceed 500 shares, that your Stock Purchase Account and the number of shares in the Plan then available for purchase will permit, at the purchase price for that period. A Statement of Stock Purchase Account will be issued to you as soon as practicable after the Exercise Date. The Statement will include the number of shares purchased during the offering period, the remaining balance in your account,





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and an update on total shares held from previous offerings.  You may designate that your Common Stock be registered in your name or jointly in your name and the name of your spouse. Whether you withdraw from the Plan or are issued stock, no interest will be paid on the payroll deductions.

               In determining the maximum amount which may be deducted during each payroll period for a weekly salaried employee, the salary in effect for the payroll period immediately preceding the beginning of the six month offering period will apply. For a full-time hourly employee, the straight-time hourly wage rate then in effect will be multiplied by 40 hours. For purposes of the Plan, bonus pay, overtime pay and sick pay will not be used in calculating base compensation. Wage changes during the offering period will not be considered until the following period.

               The calculations below illustrate how the maximum amount deductible is computed for both salaried and hourly employees.

                                   EXAMPLE 2

SALARIED                        HOURLY
- --------                        ------
Base Salary    $400.00/wk       Hourly Rate          $  6.00
                x 5%                                 x 40 hours
               ----------                            ----------
                                                     $240.00
                                                     x  5%
                                                     -------

               $ 20.00                               $ 12.00
               =======                               =======

This example shows that the salaried employee may have up to a maximum of $20.00 a week, or $520.00 for an offering period ($20.00 multiplied by 26 weeks) withheld under the Plan. If we use the purchase price computed in Example 1, this would mean that this employee would be eligible to purchase a maximum of 61.18 shares ($520.00 divided by $8.50) during an offering period. Since it is not possible to purchase a fraction of a share, the maximum purchase would be reduced to 61 shares. The additional $1.53 ($8.50 x .18) withheld would be applied toward the purchase of additional shares in the next six month offering period or would be refunded to the employee if he decided not to





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participate in the Plan during the next offering period.  The hourly employee in Example 2 may have up to a maximum of $12 a week, or $312.00 for an offering period ($12.00 multiplied by 26 weeks) withheld under the Plan. Using the same purchase price, this would mean that this employee would be eligible to purchase a maximum of 36 full shares ($312.00 divided by $8.50) during an offering period.

               The Company estimates that it has reserved a sufficient number of shares to allow all eligible employees to subscribe for shares. In the event that on any Exercise Date the aggregate funds available for the purchase of shares is in excess of the aggregate number of shares then available for purchase under the Plan, the Compensation and Conflict of Interest Committee (the "Committee") will proportionately reduce the number of shares which would otherwise be purchased by each participant on such Exercise Date in order to eliminate the excess. The remaining balance in a participant's Stock Purchase Account will be refunded to him.

               If a participant ceases to be an employee of the Company, the entire credit balance in his Stock Purchase Account will be refunded to him.

               If a participant otherwise becomes ineligible to participate in the Plan, the balance in his Stock Purchase Account will be used to purchase shares as of the next Exercise Date and any remaining balance credited to his Account will be refunded.

               Rights to purchase shares under the Plan are exercisable only by the participant and are not transferable.

               Subject to the general control of the Board of Directors, the Committee has full power to administer the Plan. The Committee has adopted Rules for the Plan's administration. The Committee's interpretation and construction of the Plan and Rules will be final and conclusive.





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Tax Considerations

               Since the operation of the Plan results in income potential for you, you should consider the federal tax consequences of participation. Other taxes on personal income may exist, but no effort is made to deal with them here.

               Your liability for income taxes is a personal matter and will depend on how the income tax laws apply to you. Any questions concerning your taxes should be directed to your tax advisor.

               By participating in the Plan, you will not realize any taxable income when you purchase shares even though your purchase price is less than the market price. You will have taxable income as described below only when you dispose of the shares. A disposition of the shares includes a sale, gift, or other transfer of title.

               1. If you hold the share(s) for more than two years after the first day of the offering period in which you bought the share(s) and sell at a profit, under present laws you will be taxed as follows:

              (A) You should report as ordinary income the lesser of:

              (i) The amount by which the fair market value of the share(s) on the date of the sale or other disposition exceeded the price at which you bought the share(s), or

             (ii) 15% of the fair market value of the share(s) on the first day of the offering period in which you bought the share(s).

              (B)      You should report as capital gain:

               The amount by which the sale price of the share(s) exceeded the basis of your share(s). Your basis is equal to your purchase price plus the amount determined in 1(A) above.





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               2.       If you hold the share(s) for less than two years after
the first day of the offering period in which you bought the share(s) and sell at a profit, under present laws you will be taxed as follows:

               (A) You should report as ordinary income: the amount by which the fair market value of the share(s) on the last day of the offering period exceeded the purchase price of the share(s).

               (B) You should report as capital gain: the amount by which the sale price of the share(s) exceeded the basis of your share(s). Your basis is equal to your purchase price plus the amount determined in 2(A) above.

               For a more complete discussion of the tax laws and the Plan, you should refer to the appropriate section of the Prospectus for the Plan and consult your tax advisor.

               THE FOREGOING DESCRIPTION OF THE PLAN IS SUBJECT TO THE PROVISIONS OF THE PLAN AND THE RELATED RULES AND IN THE CASE OF ANY CONFLICT WITH THIS DESCRIPTION, THE PROVISIONS OF THE PLAN AND THE RULES WILL CONTROL.